July 24, 2008

By Telefacsimile and Mail

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Semitool, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2007
           File No. 000-25424

Dear Mr. Vaughn:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 10, 2008 which was received by the Company on July 10, 2008. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the Fiscal Year Ended September 30, 2007

Note 1. Company Organization and Summary of Significant Accounting Policies, page 39

-Revenue Recognition, page 41

1.	We note your response to prior comment 1. Please tell us how you concluded that it is appropriate to record 100% of the accounts receivable and deferred revenue upon transfer of ownership in situations where you do not have a contractual right to bill 10% until acceptance. Explain how the 10% that is not yet contractually due represents a valid asset.

Kevin L. Vaughn, Accounting Branch Chief
July 24, 2008
Page Two

      RESPONSE:

Contracts for the purchase of our equipment are stated in gross prices. The customer is obligated to pay 100% of the purchase price for the equipment, notwithstanding that payment terms may be offered to split payments between delivery and installation/acceptance. Those payment terms affect the timing of payments due under the contract but do not supersede the contractual obligation to pay the entire purchase price. For example, a customer cannot arbitrarily delay the installation/acceptance of the equipment to avoid payment of a remaining 10% due on acceptance. Moreover, we invoice the customer for 100% of the purchase price at the time of transfer of ownership; that is, the customer is not invoiced at separate times for delivery and acceptance. All of our customers require this invoicing. Consequently, it is appropriate to record 100% of the accounts receivable and deferred revenue on transfer of ownership in accordance with our invoicing notwithstanding that the customer has been afforded payment terms that allow 10% of the payment to be made on acceptance. As such, the 10% remaining due on the invoice represents a valid asset.

Other

2.	Please revise your disclosures here or in MD&A in future filings to disclose the gross amount of deferred revenue and deferred costs that comprise the net amount represented on the balance sheetas “deferred profit.”

      RESPONSE:

The Company will revise its MD&A in future filings to disclose the gross amount of deferred revenue and deferred costs that comprise the net amount on the balance sheet as “deferred profit.”

Very truly yours,

/s/Larry Viano

Larry Viano
Vice President and Chief Financial Officer

cc: Tara Harkins, Staff Accountant